Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

For purposes of computing the following ratios, earnings consist of net income before income tax expense plus fixed charges to the extent that these charges are included in the determination of earnings and exclude undistributed earnings (losses) of equity investments. Fixed charges consist of interest costs plus one-third of minimum rental payments under operating leases (estimated by management to be the interest factor of such rentals).

	For the twelve months ended
	2008	2007	2006	2005	2004
Earnings - excluding undistributed equity investments	$52,140	$800,780	$737,366	$(60,793)	$486,023
Add:
Income taxes	9,705	81,748	95,305	22,924	7,560
Fixed charges:
Interest expense, net of applicable taxes	38,756	48,243	54,957	27,339	35,214
Interest credited to life policyholders (1)	8,983	8,073	11,956	13,284	13,860
Interest credited to retrocessionnaires on funds held on reinsurance treaties	284	1,435	915	1,288	1,325
One third of rental payments	8,051	7,593	7,417	7,575	6,865
Earnings before income taxes and fixed charges	$117,919	$947,872	$907,916	$11,617	$550,848

Fixed charges:
Interest expense, net of applicable taxes	38,756	48,243	54,957	27,339	35,214
Interest credited to life policyholders (1)	8,983	8,073	11,956	13,284	13,860
Interest credited to retrocessionnaires on funds held on reinsurance treaties	284	1,435	915	1,288	1,325
One third of rental payments	8,051	7,593	7,417	7,575	6,865
Total fixed charges	56,074	65,344	75,245	49,486	57,265
Preference share dividends (2)	34,525	34,525	34,525	34,525	21,485
Total fixed charges	$90,599	$99,869	$109,770	$84,011	$78,750

Ratio of earnings to fixed charges	2.10	14.51	12.07	0.23	9.62

Deficiency of earnings to fixed charges (3)				$37,869.0

Ratio of earnings to combined fixed charges and preference share dividends	1.30	9.49	8.27	0.14	6.99

Deficiency of earnings to combined fixed charges and preference share dividends (3)				$72,394.0

(1)	Represents interest credited to policyholders on certain life reinsurance treaties for which PartnerRe earns compensating interest income.
(2)	Dividends have not been tax effected because they are presumed to be paid out of a Bermuda entity whose tax rate is zero.
(3)	Represents additional earnings that would be necessary to result in a one-to-one ratio. Expressed in millions of U.S. dollars.